Exhibit 4.1

     AGREEMENT dated as of October 19, 2000 (this "Agreement") among ICN PHARMACEUTICALS, INC., a Delaware corporation (the "Company"), and RELATIONAL INVESTORS, L.L.C., a Delaware limited liability company ("RILLC"), on behalf of itself and each of its affiliates (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) (RILLC and its affiliates are hereinafter referred to as the "Shareholders").

     The Shareholders have submitted to the Company a letter, dated October 19, 2000 (the "Nomination Notice"), proposing five nominees to stand for election to the Company's Board of Directors (the "Board") at the 2000 Annual Meeting of Stockholders of the Company (the "2000 Annual Meeting"). David H. Batchelder has submitted to the Company a letter dated October
19, 2000 (the "Resignation Letter"), resigning as a Director of the Company effective immediately.

     The Shareholders and the Company are entering into this Agreement to define the future relationship between the Shareholders and the Company in consideration of the mutual covenants contained herein. Accordingly, it is hereby agreed as follows:

     SECTION 1. Withdrawal of Nomination Notice.

     The Shareholders will withdraw the Nomination Notice and the Shareholders will have waived any right to submit a new Nomination Notice in connection with the 2000 Annual meeting. Mr. Batchelder will revoke the Resignation Letter and the Company will accept such revocation, and hereby reinstating Mr. Batchelder as a Director of the Company.

     SECTION 2. Board Representation.

     Mr. Batchelder will resign from the Company's Board of Directors within five (5) days of the Company's request if such request is made prior to the 2000 Annual Meeting. If Mr. Batchelder resigns as a Director prior to the 2000 Annual Meeting, voluntarily or otherwise, and the Shareholders subsequently determine, in their sole discretion, that the Company has not made sufficient progress in executing its restructuring, then within 60 to 90 days prior to the 2001 Annual Meeting of Stockholders of the Company, the Shareholders may request and, if requested the Company will cause a nominee designated by the Shareholders to be appointed to, as well as nominated for election to, the Company's Board of Directors in the class of directors with a term expiring at the annual meeting of the Company's shareholders to be held in 2004, and if nominee is not elected as a director at the annual meeting of the Company's shareholders to be held in 2001, then the Company will promptly after such meeting cause such nominee to be appointed to the Company's Board of Directors.

     Within ten (10) days following execution of the Agreement, the Company will pay to the Shareholders all directors fees Including stock options due Mr. Batchelder for his service as a Director of the Company. Such stock options will permit the exercise thereof for a period of at least thirty
(30) days following Mr. Batchelder's resignation as a Director.

     SECTION 3. Specific Performance.

     The Shareholders and the Company agree that the parties would not have an adequate remedy at law for money damages and that money damages would be incalculable if any of the covenants or agreements in this Agreement were not performed in accordance with its terms and therefore further agree that the parties shall be entitled to specific enforcement of such covenants or agreements and to injunctive and other equitable relief in addition to any other remedy to which they may be entitled at law or in equity. No delay or failure by any party hereto in exercising any right, power or privilege hereunder will operate as a waiver hereof, nor will any single or partial exercise thereof preclude any other or further exercise of any right, or privilege hereunder.

     SECTION 4. Entire Agreement.

     This Agreement (i) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, including the Agreement dated as of August 18, 1999, and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder and (ii) shall not be assigned by operation of law or otherwise without the prior written consent of the other parties. Any attempted assignment or transfer in violation of this Section 4 shall be void and of not effect. Subject to the foregoing, this Agreement shall be binding upon the successors and assigns of the Shareholders and any person controlled by any of the Shareholders or such successors and assigns. RILLC agrees to cause its affiliates, including any managing member of RILLC, to comply with the obligations hereunder.

     SECTION 5. Severability.

     If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect, unless such action would substantially impair the benefits to any party of the remaining provisions of this Agreement. The parties shall endeavor in good faith negotiations to replace any invalid, void or unenforceable provision with a valid and enforceable provision the effects of which come as close as possible to those of such invalid, void or unenforceable provision.

     SECTION 6. Notices.

     Any notices and other communications required to be given pursuant to this Agreement shall be delivered by hand, by registered or certified mail, postage prepaid, return receipt requested, by private courier, by facsimile or by telex, as follows:

     If to the Company:

               ICN Pharmaceuticals, Inc.
               3300 Hyland Avenue
               Costa Mesa, California 92626
               Attn:  Executive Vice President and General Counsel
               Telecopier:  (714) 641-7206

     If so she Shareholders:

               c/o Relational Investors, LLC
               11975 El Camino Real, Suite 300
               San Diego, California 92130
               Attention: Ralph V. Whitworth
               Telecopier:(858) 704-3333

     SECTION 7. Term.

     This Agreement will terminate on the date of the Annual Meeting of the Company's shareholders to be held in 2002.

     SECTION 8. Governing Law; Jurisdiciton; etc.

     This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles of such State. Each of the parties irrevocably submits to the exclusive jurisdiction and service and venue in any federal or state court sitting in the State of Delaware for the purposes of any action, suit or proceeding relating to this Agreement. Each of the parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding relating to this Agreement in any federal or state court sitting in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. This Agreement may be executed in one or more counterparts, which together will constitute a single agreement. this Agreement may not be amended except by a writing signed by all of the parties.


     SECTION 9. Further Actions.

     Subject to the terms and conditions of this Agreement, each of the parties agrees to use all commercially reasonable efforts to take, or cause to be taken, all action necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.


     IN WITNESS WHEREOF, the Company and RILLC have caused this Agreement to be duly executed as of the day and year first above written.


                             ICN PHARMACEUTICALS. INC.




                             By: /s/ David C. Watt
                                ----------------------------------
                                David C. Watt
                                Executive Vice President and General Counsel



                             RELATIONAL INVESTORS, LLC.




                             By: /s/ David H. Batchelder
                                ----------------------------------
                                David H. Batchelder
                                Managing Member